Via EDGAR and Federal Express	April 17, 2012

Gregory Dundas, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Access Plans, Inc. Information Statement on Schedule 14C Filed March 27, 2012 File No. 0-30099

Dear Mr. Dundas:

Access Plans, Inc. (the “Company”) has filed with the Commission Amendment No. 1 (the “Amendment”) to the Company’s Information Statement on Schedule 14C (the “Information Statement”). The Amendment is marked to show changes, in whole or in part, in response to the Staff’s letter of April 12, 2012 that sets forth comments on the Information Statement as originally filed. Three courtesy copies of this letter and the Amendment are also being delivered to you.

We have numbered each of our responses to correspond to the numbered comment set forth in the Staff's letter of April 12 and, if applicable, specified the pages of the Information Statement that have been modified in accordance with the particular comment. The captions preceding the numbered paragraphs or groups of numbered paragraphs of this letter correspond to the captions in the Staff's comment letter.

Recent Developments

1. The Company acknowledges the recent news stories concerning “investigations” by several law firms of the Company’s board of directors for possible breaches of fiduciary duty and other violations of state law in connection with the sale of the Company. The Company does not have any updates respecting the referenced recent news stories, has not had any direct or indirect contacts with those law firms and has no knowledge of any legal proceedings commenced by those law firms (or any other law firm) on behalf of any Company shareholder.

Forward-looking Statements, page 12

2. We respectfully request the Staff to further consider its comment. The Staff’s comment indicates that the Company is the issuer of penny stock and therefore the safe harbor respecting forward-looking statements does not apply.

900 36th Avenue NW, Suite 105 | Norman, OK 73072 | 405.579.8525 | www.accessplans.com

On February 28, 2007, the Company (then known as Alliance HealthCard, Inc.) was acquired by BMS Holdings Company, Inc. pursuant to a reverse-acquisition merger and BMS Holdings Company, Inc. became the acquiror for financial reporting purposes. The revenue of the Company for the year ended September 30, 2007 was $17.6 million and has been above that level for each fiscal year thereafter. The Company’s revenue for the years ended September 30, 2011, 2010 and 2009 was $53.0 million, $55.3 million and $39.0 million, respectively, resulting in a three year average of $49.1 million. Accordingly, it is respectfully submitted that the Company is not the issuer of penny stock based upon the definition of penny stock as defined in Rule 3a51-1(g).

It is assumed that the reference to Section 21E(b)(1)(B) of the Securities Exchange Act was in error and the correct reference was Section 21E(b)(1)(C), based upon the Staff’s comment referring to penny stock.

Recommendation of the Board and its Reasons for the Merger, page 27

3. In response to the Staff’s comment, the disclosure on page 27 of the Information Statement has been revised.

Background of the Merger, page 16

4. In response to the Staff's comment, the disclosure on pages 25 and 26 of the Information Statement has been revised. The Company also notes that the Information Statement, as originally filed, disclosed the price range of the other strategic buyer.

5. The Company uses the definition of “independent director” set forth in NASDAQ Rule 5605(a)(2) to determine the independence of its directors. Under that definition, the Company’s Board of Directors has determined that Mr. Cleveland is an “independent director”. The Company notes that NASDAQ Rule 5605 states that “NASDAQ does not believe that ownership of Company stock by itself would preclude a board finding of independence”.

Fairness Opinion – Annex B

6. In response to the Staff’s comment, Southwest Securities has revised its fairness opinion on page B-2 of the Information Statement to delete the disclaimer. A conforming change that deletes this disclaimer has also been made on page 33 of the Information Statement.

7. In response to the Staff's comment, page 33 of the Information Statement has been revised to clarify that Southwest Securities has consented to all references to its fairness opinion in the Information Statement. Please note that Southwest Securities advises that it does not intend to update its fairness opinion but, based on Staff comments 6 and 8, has re-issued its fairness opinion.

8. Southwest Securities has revised its fairness opinion to eliminate language clarifying that it is not expressing an opinion as to the relative fairness of compensation to be paid to any of the Company’s officers, directors, or employees. A conforming change eliminating such language has also been made on page 33 of the Information Statement.

900 36th Avenue NW, Suite 105 | Norman, OK 73072 | 405.579.8525 | www.accessplans.com

Southwest Securities continues to believe that it is appropriate to explicitly state in its fairness opinion that it is not expressing an opinion regarding “the consideration paid, or not paid, with respect to any Company Common Stock … with respect to which the holder properly exercises statutory appraisal rights.” Southwest Securities notes that its opinion addresses only the Merger Consideration to be offered to the holders of Company Common Stock pursuant to the terms of the Merger Agreement, and that it has no basis upon which to opine with respect to any consideration that may or may not be paid to a dissenting shareholder that properly exercises statutory appraisal rights.

The company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Information Statement; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Information Statement; and (iii) the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event the Staff has any questions regarding the foregoing responses, please contact the undersigned at 405-579-8525.

Very truly yours,

/s/ Bradley W. Denison

Bradley W. Denison

Chief Operating Officer and Secretary

900 36th Avenue NW, Suite 105 | Norman, OK 73072 | 405.579.8525 | www.accessplans.com